

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 18, 2007

Thomas A. Janochoski
Vice President and Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, Minnesota 55101-1361

> **Re: Great Northern Iron Ore Properties**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **File No. 1-00701**

Dear Mr. Janochoski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen
George K. Schuler